

July 28, 2023

Daniel S. Perotti
Chief Financial Officer
PennyMac Financial Services, Inc.
3043 Townsgate Road
Westlake Village, California 91361

   Re: PennyMac Financial Services, Inc.
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 22, 2023
    File No. 001-38727

Dear Daniel S. Perotti:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 - Significant Accounting Policies - Servicing Advances, page F-12

1. Please revise future filings to disclose the material information required by ASC 326-20-50 related to the valuation allowance for your servicing advances, including a roll-forward of the allowance for credit losses for each period presented. Please provide us your proposed disclosure.

Daniel S. Perotti
PennyMac Financial Services, Inc.
July 28, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Katharine Garrett at 202-551-2332 or Michael Volley at 202-551-3437 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance